                                                                  EXHIBIT 20



APRIL 22, 1999

                                    RESULTS FIRST QUARTER 1999


Dear Shareholders:

     After adjusting for LIFO inventory accounting, taxes, depreciation, interest and abandonments (EBITDAAL), Crown reported an improved cash flow of $29.5 million for the first quarter of 1999 resulting from an improvement in realized refining margins from $.30 per barrel in the first quarter of 1998 to $2.13 per barrel in this past quarter.

     Including the impact of LIFO inventory, Crown announced a net loss of $11.8 million ($1.20 per share) on revenues of $225 million for the first quarter of 1999 compared to a net loss of $13.7 million ($1.40 per share) on revenues of $328 million in the first quarter of 1998.

     The first quarter of 1999 saw retail gasoline prices at their lowest in history on an inflationary adjusted basis. Gulf Coast refining margins actually dropped into negative territory for a portion of the quarter as a result of the extreme volatility crude prices experienced. With the strengthening of crude prices in early March, refining margins improved substantially from their lows of January and February, but not in time to produce a profitable quarter. The quarter's positive EBITDAAL results reflect the Company's ability to capture more of the available refining margin. Refining runs were reduced during the quarter in response to the depressed margins and to permit the Company to complete a 24-day maintenance shutdown of the Houston fluid catalytic cracking unit.

     Crown's retail marketing segment experienced a difficult first quarter as retail gasoline margins did not keep pace with the increase in crude prices. Gasoline margins per gallon decreased 20% for the quarter while volumes were down as well. However, merchandise revenues increased 15% resulting in a merchandise gross profit increase of 12%.

     Crown announced that it is one of 190 companies that have agreed to participate in EPA's voluntary testing program for high production volume (HPV) chemicals. Through the Petroleum HPV group consortium, Crown will sponsor the development of hazard and toxicity data on the chemicals it and others in the consortium produce. Crown was one of the first companies to make a commitment to participate in this program. Developed by EPA, the program is in response to Vice President Gore's Earth Day Challenge to industry to expand the public's right to know about 2,800 chemicals manufactured or imported in quantities in excess of one million pounds a year. Crown and La Gloria support EPA's goal in this program which is to promote the better management of and education regarding chemicals.

     The outlook for the remainder of 1999 is promising. Our refining results during these difficult times as measured by the margin benchmark have been better than the industry average. I remain confident about the future.

                    Sincerely,


                    /S/ -- Henry A. Rosenberg, Jr.
                    ------------------------------
                    HENRY A. ROSENBERG, JR.
                    Chairman of the Board,
                    Chief Executive Officer and President


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

CROWN CENTRAL PETROLEUM CORPORATION
OPERATING STATISTICS

                                       Three Months Ended
                                             March 31
                                          1999      1998
                                        --------  -------
COMBINED REFINERY OPERATIONS
----------------------------
Production (BPD - M)                        134       150
Production (MMbbl)                         12.0      13.5
Sales (MMbbl)                              11.8      15.0
Gross Margin ($/bbl)                       2.13      0.30
Gross Profit ($MM)                         25.2       4.5
Operating Cost ($/bbl)                    (2.58)    (2.30)
Operating Cost ($MM)                      (30.6)    (34.4)
Refining Operating (Loss)($MM)             (5.4)    (29.9)


RETAIL
-------
Number Stores                               344       343
Volume (pmps - Mgal)                        118       121
Volume (MMgal)                              122      1.25
Gasoline Gross Margin ($/gal)             0.085     0.106
Gasoline Gross Profit ($MM)                10.4      13.3

Merchandise Sales (pmps - $M)              28.9      25.3
Merchandise Sales ($MM)                    29.8      26.0
Merchandise Gross Margin (%)               30.7      31.3
Merchandise Gross Profit ($MM)             10.9       9.7

Retail Gross Profit ($MM)                  21.3      23.0
Retail Operating Costs (pmps - $M)        (21.9)    (18.4)
Retail Operating Costs ($MM)              (22.6)    (19.0)
Retail Operating (Loss) Profit ($MM)       (1.3)      4.0

WHOLESALE/TERMINAL
  OPERATING PROFIT (LOSS) ($MM)             5.3      (4.0)

OTHER
----------
LIFO (Provision) Recovery  ($MM)           (9.1)     15.1
Corporate Overhead ($MM)                   (6.3)     (5.6)
Net Interest (Expense) ($MM)               (3.3)     (2.8)
Other Income ($MM)                          1.8       0.7
Income Tax Benefit ($MM)                    6.5       8.4

Total Net (Loss)($MM)                     (11.8)    (13.7)

Depreciation & Amortization ($MM)           8.8       8.2
Net Interest Expense ($MM)                  3.3       2.8
LIFO Provision (Recovery) $MM)              9.1     (15.1)
Loss from Asset Disposals ($MM)             0.4       0.0
Income Tax (Benefit) ($MM)                 (6.5)     (8.4)

EBITDAAL ($MM)                              3.3     (26.2)

--------------------------------------------

BPD = Barrels Per Day
bbl = barrel or barrels as applicable
gal = gallon or gallons as applicable
pmps = per month per store
M = in thousands
MM = in millions






 CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES
     DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                  Three Months Ended
                                       March 31
                                   1999        1998
                                 ---------   ---------
Sales and operating revenues     $225,165    $ 327,639

(Loss) before income taxes       (18,350)           (
                                             22,192)

Net (loss) income                (11,830)           (
                                             13,743)

Net (loss) per basic and diluted  $(1.20)    $ (1.40)
share

Weighted average shares used in
the computation of net (loss)
per basic and diluted share:     9,871,431          9
                                             ,812,569

                               -------------------
To conform to the 1999 presentation, Sales and operating revenues for the three months ended March 31, 1998 have been restated. These statements had no effect on the net (loss) or net (loss) per share amounts previously reported.
